EXHIBIT 99.1

[TELEMIG          TELEMIG CELULAR PARTICIPACOES S.A.     theglobalconsultingroup
CELULAR LOGO]
                  Joao Cox               Leonardo Dias            Isabel Vieira
                  Chief Financial        Investor Relations      Vice President
                  Officer                Manager                 Isabel.vieira@
                  Jcox@telepart.com.br   Ldias@telepart.com.br          tfn.com
                  (55 61) 429-5600       (55 61) 429-5673        (212) 807-5110
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                    TELEMIG CELULAR PARTICIPACOES S.A. REPORTS
                    FOURTH QUARTER AND YEAR-END 2002 RESULTS

                    - EBITDA margin of 45.2% of service revenues for the year
                    - Client base increased by 15% year-over-year
                    - Strong positive free cash flow of R$306 million for the
                      year

Brasilia, February 11, 2003 - Telemig Celular Participacoes S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, today announced its fourth quarter and year-end 2002 results. The Company registered 114,256 new customers for the quarter, increasing the client base to 1,922,856. EBITDA reached R$98.9 million in 4Q02, representing 43.2% of service revenues. For year-end 2002, EBITDA was R$393.6 million or 45.2% of service revenues.

Operating Highlights:

114,256 new customers in      The Company's customer base reached 1,922,856
4Q02                          during the fourth quarter of 2002. Quarter-over-
                              quarter, this represents a 6.3% increase.
                              Year-over-year, this represents a 15.1% increase in the client base. Net additions amounted to 114,256 for the quarter, an increase of 48.8% when compared to the 76,761 registered for the previous quarter. For the year, net additions amounted to 252,710.

                              For the fourth quarter of 2002, prepaid net additions were 113,744, bringing the total prepaid base to 1,266,065 or 66% of the total base. The postpaid base increased by 512 customers, ending the quarter with 656,791 customers, or 34% of the total base.

                             --------------------------------------------------
                                         Client Base (In Thousands)
                             --------------------------------------------------
                                           4Q01   1Q02     2Q02    3Q02    4Q02

                             Postpaid       746    712      679     656     657

                             Prepaid        924    964    1,053   1,152   1,266

                             Total        1,670  1,675    1,732   1,809   1,923


Improvement on prepaid        For the fourth quarter of the year, the blended
churn rate                    annualized churn rate decreased to 33% from the
                              37% registered in the 3Q02, mainly due to an improvement in the prepaid users churn rate during the quarter. The annualized prepaid churn rate for the quarter decreased to 35% from the 42% reported for the 3Q02, reflecting


                                                    Fourth Quarter 2002 Results
                              adjustments in the acquisition strategy. For postpaid clients, the annualized churn rate for 4Q02 increased slightly to 29% from the 28% registered in the 3Q02.

                             --------------------------------------------------
                                             Churn (Annualized)
                             --------------------------------------------------
                             4Q01        1Q02         2Q02       3Q02      4Q02

                             30%         43%          36%        37%       33%

Net service revenues          Net service revenues totaled R$229.2 million,
increased by 10% year-over-   increasing by R$9.2 million or 4% when compared to
year                          the previous quarter. Net equipment revenues
                              totaled R$30.5 million, an increase of R$10.6 million or 53% over the 3Q02. This difference stemmed from higher acquisitions during the quarter associated with Christmas season sales.
                              Total net revenues for the quarter were R$259.7
                              million, representing an R$19.8 million or an 8% increase when compared to the previous quarter.

                              For the year, total net revenue was R$947.4 million, an increase of 9% when compared to the previous year. Net service revenues were R$869.8 million in 2002, representing an increase of 10% when compared to 2001, in-line with client base growth and mix. Net equipment revenues totaled R$77.6 million in 2002, a slight increase of 4% year-over-year.

                              For the last quarter of the year, handset subsidies for client acquisition were R$7.5 million or R$28.2 per gross addition. For 2002, handset subsidies reached R$10.3 million or R$11.5 per gross addition.

Cost of services of R$60.5    Cost of services for the fourth quarter of 2002
million for the 4Q02          totaled R$60.5 million, an increase of 13% when
                              compared to the adjusted(1) R$53.6 million registered in the previous quarter. The strong increase is a direct result of an 11% increase in outgoing traffic during the quarter.

                              Selling and marketing expenses for the quarter totaled R$44.4 million, remaining fairly stable when compared to the adjusted R$45.3 million registered in the 3Q02. For the 4Q02, R$2.3 million was transfered to cost of handsets sold associated with the provision for inventory to reflect its fair market value. Excluding this transfer, selling and market expenses would have increased 3% when compared with 3Q02, which could be mainly explained by higher commissions and advertising - related to increased sales.

Customer acquisition cost at  Customer acquisition cost for the fourth quarter
R$114 for the year            of 2002 increased to R$143 from the R$100 reported
                              in the previous quarter. This difference is a result of increased acquisition subsidies that were provided during the Christmas sales season and to the mix of new additions (more postpaid clients than the previous quarter).
                              Year-over-year, customer acquisition cost decreased 13% from R$131 to R$114.

                              Retention costs for the 4Q02 represented 7.4% of net service revenues, compared to the 9.0% recorded in the 3Q02. Year-to-date, retention costs represented 7.9% of net service revenues.
(1) See footnote 2 on page 8.

                                                    Fourth Quarter 2002 Results

                              G&A expenses totaled R$14.6 million, decreasing by R$3.1 million or 17.3% when compared to the adjusted R$17.7 million registered in the previous quarter. Excluding the one-time severance payment in 3Q02, the quarter-over-quarter difference would have been R$1.7 million, which is primarily due to lower consulting and software maintenance expenses.

Bad Debt remained low         Bad debt remained low at 1.4% of net service
                              revenues when compared to the 1.3% registered in the previous quarter. When calculated against total net revenues, bad debt remained stable at 1.2% compared to the 3Q02.

                              For 2002, bad debt was 2.1% of net service revenues, below the 3.6% registered in 2001. When calculated against total net revenues, bad debt totaled 1.9% for the year compared to 3.3% in 2001.

                   ------------------------------------------------------------
                                           Bad Debt (%)
                   ------------------------------------------------------------
                                               4Q01   1Q02   2Q02   3Q02   4Q02

                   % of net service revenues   3.0%   3.3%   2.4%   1.3%   1.4%

                   % of total net revenues     2.7%   3.1%   2.3%   1.2%   1.2%


Postpaid ARPU increased to    Postpaid MOU (minutes of use) for 4Q02 totaled
R$71 and prepaid ARPU         191, representing a 6% increase when compared to
increased to R$22             the 180 registered in the previous quarter. This
                              increase is consistent with our strategy to place clients in the most suitable plans. As a result, postpaid ARPU (average revenue per user) increased to R$71 for 4Q02 compared to the R$70 registered in the 3Q02. It should be noted that the Company's postpaid ARPU has remained in the R$64-R$71 range for the last 16 quarters.

                              Prepaid MOU remained fairly stable at 68 when compared to the 67 reported in the previous quarter. Prepaid ARPU increased slightly to R$22 in the 4Q02 from the R$21 reported in the 3Q02.

                              Blended ARPU has remained fairly stable as well at R$39 compared to the R$40 registered in the 3Q02. Year-to-date, blended ARPU was R$39 compared to the R$45 registered for year-end 2001. This decrease was expected as more prepaid customers were added to the Company's base.

                             --------------------------------------------------
                                                 ARPU (R$)
                             --------------------------------------------------
                                           4Q01   1Q02     2Q02    3Q02    4Q02

                             Postpaid        65     64       68      70      71

                             Prepaid         22     20       21      21      22

                             Blended         42     39       40      40      39


                                                    Fourth Quarter 2002 Results

Market share estimated at     Market share was estimated at 64% compared to the
64%                           68% registered in the previous quarter. Gross
                              sales share for 4Q02 was an estimated 47%.

EBITDA margin of 45.2% of     EBITDA and EBITDA margin (excluding handsets) for
service revenues for the      the fourth quarter of 2002 reached R$98.9 million
year                          and 43.2%, respectively, compared to the R$98.7
                              million and 44.9% registered in the previous quarter. For 2002, EBITDA and EBITDA margin reached R$393.6 million and 45.2%, respectively compared to the R$370.2 million and 46.6% reported in 2001.

Depreciation and              For the 4Q02, depreciation and amortization
Amortization                  reached R$53.4 million. The increase in
                              depreciation in the last 2 quarters of the year was associated with the acceleration of the depreciation of the billing system that is expected to be replaced by the 1Q03 instead of the previously mentioned year-end 2002. For the year, depreciation and amortization reached R$199.7 million, an increase of 15% when compared to the R$173.1 recorded in the previous year.

Net financial expenses                                        R$ millions
of R$83 million for                                      4Q02            YTD
the year
                              Interest Expenses (a)       (22.9)          (92.8)
                              Interest Income (b)         (21.7)          259.3
                              Foreign Exchange Loss (c)    68.9          (249.2)
                                                        ------------------------
                              NET FINANCIAL EXPENSES       24.2           (82.6)
                              Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income;
                              b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange loss: almost exclusively reflects currency devaluation changes on debt principal and interest payable.

                              Detailed Financial Expenses Information (net of taxes*)

Gains on hedging                                                  R$ millions
operations of R$154                                            4Q02       YTD
million for the year
                              Expenses related to debt
                              denominated in foreign
                              currency                          55.2   (295.3)
                              Gains (losses) on hedging
                              operations                       (54.9)   153.6
                                                             -----------------
                                Sub-total                        0.3   (141.7)
                              Expenses related to debt
                              denominated in Reais              (5.9)   (25.3)
                                                             -----------------
                              Financial expenses
                              (debt related)                    (5.6)  (166.9)
                              Net financial expenses
                              (not related to debt)**           (2.3)    (4.6)
                                                             -----------------
                                Sub-total                       (8.0)  (171.5)
                              Interest income - cash
                              investing activities              32.2     88.9
                                                             -----------------
                              NET FINANCIAL EXPENSES            24.2    (82.6)
                              * Net of PIS/COFINS on
                              interest income.
                              ** Net Financial expenses
                              not related to debt are
                              primarily associated with
                              taxes such as CPMF, PIS,
                              COFINS and IOF.

Net Debt of R$106 million     As of December 31, 2002, the Company's
                              indebtedness was partially offset by cash and cash equivalents (R$586.0 million) and accounts receivable from hedging operations (R$157.8 million), resulting in net debt of R$106.2
                              million. Total debt was R$850.0 million, with 80%
                              denominated in foreign currencies (69.5% denominated in U.S. Dollars and 10.4% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currency, 78% was hedged.

Net income of R$67.9
million for the year          Net income for the 4Q02 totaled R$39.2 million, or
                              R$2.305 per ADS (R$0.115 per thousand shares). For
                              2002, net income was R$67.9 million, or R$3.986 per ADS (R$0.199 per thousand shares).

Investments totaled
R$84.0 million in 2002        During the fourth quarter of 2002, Telemig
                              Celular's capital expenditures were R$23.5
                              million. Year-to-date investments totaled R$84.0 million. It should be noted that reduced capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand. As of December 31, 2002,

                                                    Fourth Quarter 2002 Results

                              99% of the Company's clients were on the digital network, representing 93% of total traffic.


CAPEX breakdown                 CAPEX (R$ millions)  1Q02  2Q02  3Q02  4Q02
                              Network                  4.3   12.1  12.4  17.8
                              IS/IT                    3.4    3.2  21.6   4.8
                              Others                   0.4    0.8   2.4   0.9
                              T O T A L                8.1   16.1  36.4  23.5

Positive free cash flow       Free cash flow for the quarter was a positive
                              R$80.2 million. For the year, free cash flow amounted to a positive R$306.0 million.

Debt payment schedule               Year     R$ millions    % denominated in
                                                            foreign currency
                              2003                 285.9                   79%
                              2004                 229.9                   75%
                              2005                 260.3                   79%
                              2006 and beyond       73.9                  100%

Strong financial ratios               Ratios        1Q02   2Q02   3Q02   4Q02
                              Net Debt/EBITDA (1)    0.49   0.53   0.47   0.27
                              Net Debt/Total Assets 11% 12% 10% 6% Interest Coverage
                              Ratio (1)               6.0    6.2    6.3    5.8
                              Current Liquidity
                              Ratio                   2.4    2.2    2.0    1.8
                              (1) Last twelve months

Brasil Celular Consortium     On December 20, 2002, Telemig Celular S.A. (the
                              subsidiary of Telemig Celular Participacoes S.A.)
                              announced the signing of a Memorandum of Understanding with Amazonia Celular S.A. -
                              Maranhao and Brasil Telecom S.A., in order to analyze the benefits of establishing technical, operational and commercial cooperation between the companies.

                              It is expected that the final analysis of these studies will reveal significant returns and synergies favoring the establishment of a consortium between the companies to be called "Consorcio Brasil Celular".

                              After the conclusion of the analysis, the matter will be submitted for approval to the Board of Directors of each respective company, as well as to the pertinent regulatory authorities.

Interconnection tariff
increase The interconnection tariff (TU-M) of the operating Company (Telemig Celular S.A.) was increased by 21,99% from R$0.3161 per minute to R$0.3856 per minute (both net of taxes), according to ANATEL's act: 33,459; which became effective as of February 6, 2003.

Outlook For the first quarter of 2003, Telemig Celular expects to maintain gross sales share at approximately the same level as the fourth quarter. Net additions are expected to come primarily from prepaid customers. ARPUs should remain stable for both postpaid and prepaid users. Bad debt level, as a percentage of net service revenues, is expected to be approximately 2.0% to 2.5% for the first quarter of the year.

                              Telemig Celular expects mobile penetration, within the Company's concession area, to increase to 19%-20% by year-end from the current level of 16%.

                              Total capital expenditures for the year are expected to reach R$90 million. (Note: this estimate does not include any capital expenditures associated with network upgrades).

                                                    Fourth Quarter 2002 Results

                              In order to understand the costs associated with a CDMA or GSM network overlay, Telemig Celular has requested proposals from several vendors outlining these costs. Although no decision has been made about an eventual technological migration, the Company will continue evaluating the strategic and financial benefits of this migration.












                     Additional information can be found at:

                        http://www.telemigholding.com.br
                        --------------------------------



















This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


                                                    Fourth Quarter 2002 Results

                                OPERATIONAL DATA


-----------------------------------------------------------------------------------------------------------------------------------
                                              2001                                      2002                              Var. %
-----------------------------------------------------------------------------------------------------------------------------------
                                    4th Quarter     YTD   1st Quarter  2nd Quarter  3rd Quarter  4th Quarter       YTD  (4Q02/3Q02)
-----------------------------------------------------------------------------------------------------------------------------------
 Licensed Pops (in millions)              16.3       16.3        16.3         16.4         16.4         16.4        16.4       0.0%
-----------------------------------------------------------------------------------------------------------------------------------
 Clients                             1,670,146  1,670,146   1,675,424    1,731,839    1,808,600    1,922,856   1,922,856       6.3%
   Postpaid                            746,070    746,070     711,524      678,730      656,279      656,791     656,791       0.1%
   Prepaid                             924,076    924,076     963,900    1,053,109    1,152,321    1,266,065   1,266,065       9.9%
-----------------------------------------------------------------------------------------------------------------------------------
 MOU Incoming
   Postpaid                                 79         80          73           76           73           69          73      -4.8%
   Prepaid                                  62         63          53           52           53           54          53       2.0%
 MOU Outgoing
   Postpaid                                100         94          85           98          107          121         102      12.8%
   Prepaid                                  15         14          14           13           14           14          14       0.3%
-----------------------------------------------------------------------------------------------------------------------------------
 Total Outgoing Traffic
 (Million of Minutes)                    262.8      946.1       225.0        244.7        261.5        289.4      1020.5      10.7%
 Total Incoming Traffic
 (Million of Minutes)                    336.4     1236.7       311.3        315.0        321.3        331.6      1279.2       3.2%
-----------------------------------------------------------------------------------------------------------------------------------
 Average Revenue per User - ARPU (R$)       42         45          39           40           40           39          39      -0.8%
   Postpaid                                 65         66          64           68           70           71          68       2.1%
   Prepaid                                  22         22          20           21           21           22          21       2.4%
-----------------------------------------------------------------------------------------------------------------------------------
 Service Revenues (R$ millions)
   Monthly Fee                          47,012    175,995      47,065       45,095       46,261       47,439     185,860       2.5%
   Outgoing Traffic                     62,575    247,167      59,277       62,771       65,487       70,090     257,625       7.0%
   Incoming Traffic                     91,627    340,130      90,925       95,213       97,402      100,258     383,799       2.9%
   Other                                 7,611     30,925       9,793       10,441       10,872       11,423      42,529       5.1%
   TOTAL                               208,826    794,217     207,060      213,521      220,023      229,209     869,813       4.2%
-----------------------------------------------------------------------------------------------------------------------------------
 Churn -Annualized Rate                  30.3%      29.7%       42.9%        36.3%        36.6%        32.7%       37.0%     -10.6%
 Cost of Acquisition (R$)                  129        131         100          107          100          143         114      43.4%
 Retention Costs
 (% of serv. net revenues)                4.8%       4.6%        6.2%         8.9%         9.0%         7.4%        7.9%     -18.2%
 CAPEX R$ millions                        66.7      241.1         8.1         16.1         36.4         23.5        84.0     -35.4%
-----------------------------------------------------------------------------------------------------------------------------------
 Number of locations served                290        290         290          290          306          322         322       5.2%
 Number of cell sites                      706        706         704          705          712          725         725       1.8%
 Number of switches                         13         13          13           13           13           13          13       0.0%
-----------------------------------------------------------------------------------------------------------------------------------
 Headcount                               2,014      2,014       1,969        1,869        1,876        1,846       1,846      -1.6%
 Estimated Market Share                    71%        71%         71%          71%          68%          64%         64%      -5.5%
-----------------------------------------------------------------------------------------------------------------------------------

                                                    Fourth Quarter 2002 Results

                           INCOME STATEMENT (BR GAAP)


                                                                                                                        (in R$ 000)
-----------------------------------------------------------------------------------------------------------------------------------
                                          2001                                          2002                              Var. %
-----------------------------------------------------------------------------------------------------------------------------------
                             4th Quarter(2)      YTD  1st Quarter(2) 2nd Quarter(2) 3rd Quarter(2) 4th Quarter     YTD  (4Q02/3Q02)
-----------------------------------------------------------------------------------------------------------------------------------
 Service Revenues - GROSS           265,195  1,018,332       263,892        271,030        282,444     295,816  1,113,182      4.7%
 Equipment Revenues - GROSS          23,287     91,899        15,650         17,869         24,553      37,113     95,185     51.2%
-----------------------------------------------------------------------------------------------------------------------------------
 Total Revenues - GROSS             288,482  1,110,231       279,542        288,899        306,997     332,929  1,208,367      8.4%
 Taxes                              (60,497)  (241,221)      (59,793)       (60,836)       (67,105)    (73,227)  (260,961)     9.1%

 Service Revenues - NET             208,826    794,217       207,060        213,521        220,023     229,209    869,813      4.2%
 Equipment Revenues - NET            19,159     74,793        12,689         14,542         19,869      30,493     77,593     53.5%
-----------------------------------------------------------------------------------------------------------------------------------
 Total Revenues-NET                 227,985    869,010       219,749        228,063        239,892     259,702    947,406      8.3%
 Cost of Services                    55,697    199,399        53,027         53,468         53,550      60,540    220,585     13.1%
 Cost of Equipment                   20,245     81,606        12,688         15,566         21,659      37,973     87,886     75.3%
 Selling & Marketing Expenses        43,454    154,111        31,960         40,687         45,312      44,418    162,377     -2.0%
 Bad Debt Expense                     6,236     28,403         6,869          5,195          2,940       3,186     18,190      8.4%
 General & Administrative Expenses   (6,595)    35,280        16,462         15,973         17,702      14,642     64,779    -17.3%
-----------------------------------------------------------------------------------------------------------------------------------

 EBITDA                             108,948    370,211        98,743         97,174         98,729      98,943    393,589      0.2%
   %                                  52.2%      46.6%         47.7%          45.5%          44.9%       43.2%      45.2%     -3.8%

 Depreciation & Amortization        (44,828)  (173,112)     (47,086)       (47,042)        (52,200)    (53,395)  (199,723)     2.3%
 Interest Expense(1)                 (6,863)   (57,880)     (22,032)       (18,127)        (29,689)    (22,948)   (92,796)   -22.7%
 Interest Income                    (30,378)    70,533       19,497         81,807         179,757     (21,714)   259,347   -112.1%
 Foreign Exchange Loss               63,261    (60,285)        (716)      (106,967)       (210,396)     68,884   (249,195)  -132.7%
 Others                              (2,170)    (8,406)      (3,771)        (7,074)         (1,716)     (4,794)   (17,355)   179.4%
 Income Taxes                       (25,810)   (31,797)     (12,203)         6,466          11,040     (17,618)   (12,315)  -259.6%
 Minority Interests                 (10,913)   (19,278)      (5,231)        (1,025)            675      (8,120)   (13,701) -1303.0%
-----------------------------------------------------------------------------------------------------------------------------------
 Net Income                          51,248     89,987       27,201          5,212          (3,800)     39,238     67,851  -1132.6%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
 Earnings per thousand shares (R$)    0.152      0.267        0.081          0.015          (0.011)      0.115      0.199  -1132.6%
 Earnings per ADS (R$)                3.045      5.347        1.616          0.306          (0.223)      2.305      3.986  -1132.6%
-----------------------------------------------------------------------------------------------------------------------------------

(1)  Interest paid: 4Q01 - R$27,242 thousand; 1Q02 - R$7,665 thousand; and 2Q02
     - R$20,112 thousand; 3Q02 - R$8,927 thousand; and, 4Q02 - R$30,762 thousand.

(2) The Company has reclassified some variable expenses to Cost of Services (primarily collection and mailing expenses), that were previously accounted as G&A/Selling & Marketing expenses, to better reflect this cost. The figures for the 4Q01, 1Q02, 2Q02 and 3Q02 were adjusted to reflect such reclassification.

                                                    Fourth Quarter 2002 Results

                            BALANCE SHEET (BR GAAP)

                                                                                                      (in R$ 000)
-----------------------------------------------------------------------------------------------------------------
                                   4Q02       3Q02                                         4Q02         3Q02
-----------------------------------------------------------------------------------------------------------------

 Current Assets                                           Current Liabilities
 Cash & cash equivalents          585,999     543,783     Loans & Financing                285,932      239,448
 Accounts Receivable              121,225     110,906     Loan Interest                      8,610       22,070
 Taxes Receivable                  67,470      75,382     Suppliers                         67,717       55,538
 Other Assets                      37,923      38,376     Taxes Payable                     26,630       34,256
                               -----------------------
                                  812,617     768,447     Dividends                         34,570        9,142
                                                          Other Current Liabilities         28,933       27,571
                                                                                        -------------------------
                                                                                           452,392      388,025

 Long-term Assets                 354,139     427,833     Loans & Financing                564,062      716,094

 Deferred Assets                      -           -       Other Long-term Liabilities       31,509       19,975

 Plant & Equipment                734,846     759,749     Minority Interest                 90,386       84,314

                                                          Shareholders' Equity             763,253      747,621

-----------------------------------------------------------------------------------------------------------------
                                1,901,602   1,956,029                                    1,901,602    1,956,029
-----------------------------------------------------------------------------------------------------------------





                            DEBT POSITION (BR GAAP)


                                                                     (in R$ 000)
      --------------------------------------------------------------------------
                                                   4Q02
                         -------------------------------------------------------
          Debt                                        Currency
                              R$          US$       Basket Index       Total
      --------------------------------------------------------------------------

          Short term          58,492       198,620        28,820        285,932

          Long Term          112,108       391,912        60,042        564,062

      --------------------------------------------------------------------------
          Total              170,600       590,532        88,862        849,994
      --------------------------------------------------------------------------




                                                    Fourth Quarter 2002 Results

                              CASH FLOW (BR GAAP)


                                                                                            (R$ 000)
----------------------------------------------------------------------------------------------------
                                                                          4Q02              YTD
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                                          39,238            67,851
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
  Depreciation and amortization                                            53,395           199,723
  Monetary variation and foreign exchange loss (principal)                (66,595)          252,455
  Unrealized income on hedging operations                                  56,393          (152,134)
  Deferred income taxes and social charges                                  1,328           (17,794)
  Minority interest                                                         8,120            13,701
  Other                                                                     8,367             2,260
Changes in operating assets and liabilities                                 4,530            (2,484)
                                                                      ------------------------------
Net cash provided by operating activities                                 104,776           363,578
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Investing Activities
  Proceeds from sale of property, plant and equipment                          33             1,888
  Investment acquisition                                                      -                 -
  Capital expenditures                                                    (23,414)          (84,035)
                                                                      ------------------------------
Net cash used in investing activities                                     (23,381)          (82,147)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Financing Activities
  Amortization of loans                                                   (38,953)          (82,859)
  Payment of dividends and interest on capital                               (226)          (29,875)
                                                                      ------------------------------
Net cash provided by financing activities                                 (39,179)         (112,734)
----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                       42,216           168,697
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of the period                        543,783           417,302
----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                              585,999           585,999
----------------------------------------------------------------------------------------------------






                                                    Fourth Quarter 2002 Results

                           GLOSSARY OF KEY INDICATORS

I) Average Customers

a)   Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2

b)   Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II) Churn Rate (Annualized)

a)   Churn % quarterly

                             Sum of deactivations /
                    Sum of average monthly opening customers for
                                the 3 months x 12
                                ------------
                                        3

b)   Churn % - year to date

                               YTD deactivations /
                           Sum of avg monthly opening
                           customers since beginning
                                of the year x 12
                                -----------
                         Number of months in the period

III) MOU - Minutes of Use (Monthly)

                            Number of total billable
                            minutes for the period /
                             Average customers for
                                   the period
                                   ----------
                         Number of months in the periods

IV) ARPU - Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

V) Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        ----------------------------------------------------------------
                    Number of gross activations in the period

VI) Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
               - Minority Interests - Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

              Working Capital Variation = ( (DELTA) Current Assets
                      - (DELTA) Cash & Cash Equivalents ) -
      ((DELTA) Current Liabilities - (DELTA) Short Term Loans and Financing
                  - (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

                                                    Fourth Quarter 2002 Results